





SECURITIES,
Wa

14049178

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMA FINANCIAL SERVICES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

18899 N. THOMPSON PEAK PKWY., SUITE 100
(No. and Street)

SCOTTSDALE   ARIZONA   85255
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MERRILL J. SAURIOL   (480) 505-4004
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8800 E. RAINTREE DR., SUITE 210   SCOTTSDALE   ARIZONA   85260
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____MERRILL J. SAURIOL_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ARMA FINANCIAL SERVICES, INC._____ , as of ____DECEMBER 31_____ , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CHAIRMAN/CEO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



THAT
10Counts
years 1913-2013



Report of Independent Registered Public Accounting
Firm and Financial Statements
with Supplemental Schedules for

ArMA Financial Services, Inc.

December 31, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public Accounting
Firm and Financial Statements
with Supplemental Schedules for

ArMA Financial Services, Inc.

December 31, 2013

CONTENTS

	PAGE
FACING PAGE	1
OATH OR AFFIRMATION	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3-4
FINANCIAL STATEMENTS	
Statement of financial condition	5
Statement of operations	6
Statement of changes in stockholders' equity	7
Statement of cash flows	8
Notes to financial statements	9-14
SUPPLEMENTAL INFORMATION	
Computation of net capital under rule 15c3-1	15
Information relating to the possession or control requirements under rule 15c3-3	16
Computation for determination of reserve requirements under rule 15c3-3	17
Report of independent registered public accounting firm on internal accounting control	18-20
Report of independent registered public accounting firm on applying agreed-upon procedures to the SIPC assessment required by SEC rule 17a-5	21-22
Schedule of assessment payments to the Securities Investor Protection Corporation	23



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ArMA Financial Services, Inc.

Report on Financial Statements

We have audited the accompanying financial statements of ArMA Financial Services, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As more fully described in Note 1 to the financial statements, ArMA Financial Services, Inc. has not consolidated ArMA Membership Benefits, Inc., a variable interest entity where ArMA Financial Services, Inc. is the primary beneficiary, that would require consolidation in accordance with accounting principles generally accepted in the United States. If the financial statements of ArMA Membership Benefits, Inc. had been consolidated with those of ArMA Financial Services, Inc., total assets and liabilities would have increased by approximately $163,000 and $49,000, respectively, at December 31, 2013 and net loss would have increased by approximately $108,000 for the year then ended.

Opinion

In our opinion, except for the effects of not consolidating ArMA Membership Benefits, Inc. as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules as listed in the table of contents has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplemental schedules as listed in the table of contents is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Scottsdale, Arizona
February 21, 2014

This page intentionally left blank.

ARMA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2013
CURRENT ASSETS	
Cash and cash equivalents	$ 7,884
Management fees receivable	71,283
Total current assets	79,167
Goodwill	149,034
Deferred tax asset	29,939
Guarantee deposit	50,000
Total assets	$ 308,140

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 5,779
Total current liabilities	5,779
Deferred tax liability	77,928
Total liabilities	83,707
STOCKHOLDERS' EQUITY	
Common stock - no par value; 2,000 shares authorized, 2,000 shares issued and outstanding	20,000
Additional paid-in capital	91,137
Retained earnings	113,296
Total stockholders' equity	224,433
Total liabilities and stockholders' equity	$ 308,140

See accompanying notes.

ARMA FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31, 2013	
	Amount	% of Revenue
REVENUE		
Management fees	$ 528,693	60%
Commissions	296,600	34%
Other	55,610	6%
Total revenue	880,903	100%
EXPENSES		
Management fees paid to affiliate	836,499	95%
Clearing costs	109,461	13%
Other	9,630	1%
Quotations and research	20,539	2%
Interest	2,903	0%
Total expenses	979,032	111%
Loss before provision for income taxes	(98,129)	-11%
Provision for income taxes	50	0%
NET LOSS	$ (98,179)	-11%

ARMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2012	2,000	$ 20,000	$ 91,137	$ 211,475	$ 322,612
Net loss	-	-	-	(98,179)	(98,179)
BALANCE, December 31, 2013	2,000	$ 20,000	$ 91,137	$ 113,296	$ 224,433

	Year Ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 913,009
Cash paid for management fees and other expenses	(978,553)
Interest paid	(2,903)
State income taxes paid	(50)
Net cash used in operating activities	(68,497)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(68,497)
CASH AND CASH EQUIVALENTS, beginning of year	76,381
CASH AND CASH EQUIVALENTS, end of year	$ 7,884
RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES	
Net loss	$ (98,179)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in Management fees receivable	32,106
Decrease in Accounts payable	(2,424)
NET CASH USED IN OPERATING ACTIVITIES	$ (68,497)

ARMA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization

ArMA Financial Services, Inc. (the "Company") was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning services. The Company and its Affiliate were wholly-owned subsidiaries of Arizona Medical Association, Inc. ("ArMA, Inc.") until June 30, 2001. ArMA Membership Benefits, Inc. (the "Affiliate") provides the Company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, both the Company and its Affiliate were sold to two officers of the Company by ArMA, Inc. for $75,000 plus an additional $925,000 that was paid by the Company and the Affiliate over the following ten years for continued use of the Company's and Affiliate's names. It also specified that ArMA, Inc. would be paid approximately $300,000 for certain net assets of the Company and its Affiliate existing at the purchase date. The purchase price has been allocated equally between the Company and its Affiliate as to the tangible assets, goodwill, and other intangible assets.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* This guidance requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (VIE) and requires an ongoing assessment of the primary beneficiary of the VIE based on an evaluation to determine whether an entity has: (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Affiliate is related through common controlling ownership and management, and has no other substantial operations other than providing management and administrative services to the Company. The Affiliate is a VIE through common ownership and a management agreement (Note 5). The Company has the power to direct the activities of the VIE and is, therefore, the primary beneficiary. Accounting principles generally accepted in the United States, require the Company to consolidate the Affiliate in these financial statements. Management has elected not to consolidate the Affiliate in these financial statements. Had the Affiliate been consolidated in these financial statements, total assets and liabilities would have increased by approximately $163,000 and $49,000, respectively, at December 31, 2013 and net loss would have increased by approximately $108,000 for the year then ended.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents – The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2013. Cash balances maintained at an investment company are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, and are also additionally protected by supplemental coverage carried by the investment company. Cash balances held by an investment company did not exceed insured limits at December 31, 2013.

Management fees receivable – Management believes that all management fees receivable at December 31, 2013 are collectible, and as such, has not provided an allowance on these amounts. The Company determines any required allowance by considering a number of factors including the length of time management fees receivable are past due, and the Company's previous loss history. The Company records a reserve account for management fees receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Commissions – Securities transactions and related commission income and expenses are recorded on a trade date basis. Payment of commissions to the Company is subject to commission income received by the clearing broker. Commission expenses are included in management fees paid to the Affiliate.

Management fees – The Company provides an option whereby customers can pay a fixed management fee ranging from one quarter of one percent to two percent of their assets under management per annum paid quarterly with no commission depending on the type and size of the portfolio.

Guarantee deposit – Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

Goodwill – As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2001, the Company recorded goodwill. Acquired goodwill of $149,034 is not subject to amortization. Management conducted an annual impairment analysis and believes that there has been no impairment of the valuation of the Company's goodwill as of December 31, 2013.

ARMA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

The Company recognizes the tax benefit from uncertain tax positions only if it more-likely-than-not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters upon assessment.

Financial instruments – Financial instruments consist primarily of cash and cash equivalents and management fees receivable. Cash and cash equivalents are stated at cost which approximates fair value. The carrying amount of management fees receivable approximate fair value due to the short-term maturities of the instruments.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events – Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 21, 2014 which is the date the financial statements were available for issue.

Note 3 – Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $51,967 of which $46,967 was in excess of its required net capital. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was 0.11 to 1.

Note 4 – Commitments and Contingencies

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (k)(2)(b) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses that might be incurred on these accounts.

Effective October 2010, the Company became the lessee on a ten year lease for new office space. The monthly lease obligation is paid by the Affiliate and the Company effectively pays rent to its Affiliate as a component of the management fee discussed in Note 5; therefore, no rent expense is included in these financial statements.

At December 31, 2013, future minimum lease payments are as follows:

2014	$	122,256
2015		126,501
2016		147,726
2017		147,726
2018		147,726
Thereafter		270,831
Total	$	962,766

Certain payroll related obligations are established through agreements with personnel and the Affiliate. Those obligations will ultimately be paid by proceeds from management fees paid by the Company to the Affiliate.

Note 5 – Related Party Transactions

The Company has an arrangement with its affiliate, ArMA Membership Benefits, Inc., whereby the Company pays the Affiliate a discretionary management fee for use of all personnel and management of administrative matters. Management fees paid to ArMA Membership Benefits, Inc. totaled $836,499 for the year ended December 31, 2013.

ARMA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 – Income Taxes

The following table presents the current and deferred income tax provision for federal and state income taxes:

	2013
Current tax provision	
Federal	$ -
State	50
Total current tax expense	50
Deferred tax provision	
Federal	-
State	-
Total deferred tax expense	-
Total tax expense	$ 50

The actual income tax expense differs from the "expected" income tax expense (computed by applying the corporate federal tax rate of 35% to U.S. income before income taxes), primarily due to state taxes and the change in the valuation allowance.

Current income taxes are based upon the year's taxable income for federal and state tax reporting purposes. Deferred income taxes are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Note 6 – Income Taxes (continued)

Significant components of our net deferred tax asset or liability at December 31, 2013 are as follows:

Deferred tax assets		
Net operating loss carryforwards	$	161,658
Intangibles other than goodwill		20,668
Other		2,407
Total		184,733
Less valuation allowance		(154,794)
Total deferred tax assets		29,939
Deferred tax liabilities		
Management fee		29,938
Intangibles - goodwill		47,990
Total deferred tax liabilities		77,928
Net deferred taxes	$	(47,989)

During the year ended December 31, 2013, the Company increased the valuation allowance by $45,410 against deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax asset that, more-likely-than-not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

At December 31, 2013, the Company had federal net operating loss carryforwards of $396,000, which will begin to expire in 2025. At December 31, 2013, the Company had Arizona net operating loss carryforwards of $330,000, which will begin to expire in 2014.

As of December 31, 2013, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. There were no interest and penalties accrued for the year ended December 31, 2013. The Company files U.S. federal and Arizona income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for years before 2009 for its federal filings and for years before 2008 for its Arizona filings.

ARMA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	December 31, 2013	
NET CAPITAL		
Total stockholders' equity		$ 224,433
Additions		
Deferred tax liabilities related to nonallowable assets	77,928	
Liabilities subordinated to claims of general creditors	-	
		77,928
Deductions		
Nonallowable assets		
Management fees receivable	71,283	
Goodwill	149,034	
Deferred income taxes	29,939	
		250,256
Haircuts on securities		138
Net capital		$ 51,967
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 83,707
Less nonaggregate indebtedness liabilities		77,928
Aggregate indebtedness		$ 5,779
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)		$ 5,000
EXCESS NET CAPITAL		$ 46,967
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		11.12%
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.11 to 1

Reconciliation with company's computation – There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2013.

ARMA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
ArMA Financial Services, Inc.

In planning and performing our audit of the financial statements of ArMA Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

18



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 21, 2014



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
ArMA Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by ArMA Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

In performing the procedures listed below, differences of less than $10 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the Company's annual filing of audited financial statements for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

21



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, as there was no overpayment applied and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 21, 2014

ARMA FINANCIAL SERVICES, INC.
SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM JANUARY 1, 2013 TO DECEMBER 31, 2013

Date Paid	Amount Paid
July 17, 2013	$ 1,113
February 10, 2014	754
	$ 1,867



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